VIVENDI
  UNIVERSAL


                                        Filed by Vivendi Universal, S.A.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Deemed filed under Rule 14a-12

                                        Subject Company: MP3.com, Inc.
                                        Exchange Act File Number of
                                        Subject Company: 000-26697


                        Vivendi Universal Issues Response
                         Relating to MP3.com Litigation


PARIS and New York - June 20, 2001 - Vivendi Universal (Paris Bourse:  EX FP;
NYSE: V) today made the following statement relating to litigation regarding MP3.com:

The error relating to the MP3.com/TeeVee Tunes case has been widely reported since last April. This issue was clearly integrated into Vivendi Universal's announced acquisition of MP3.com. Such error has no impact on Vivendi Universal's offer for MP3.com, and it does not impact any of the previous settlements relating to MP3.com litigation. More specifically, it does not impact any of the settlements with other major music companies. Vivendi Universal does not consider this particular ruling as an indicator of future litigation outcome. Vivendi Universal has taken all measures it regards reasonable to cover the existing and potential exposure claims that may arise with respect to litigation in the announced MP3.com acquisition.


Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

As previously reported on May 20, 2001, Vivendi Universal and MP3.com will file a proxy statement/prospectus and other documents regarding the proposed merger with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

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CONTACTS:
Media Relations:                                        Investor Relations:
Paris                                                   Paris
Antoine Lefort                                          Ariane de Lamaze
011-33-1-71-71-1180                                     011-33-1-71-71-1084
Alain Delrieu                                           New York
011-33-1-71-71-1341                                     Eileen McLaughlin
New York                                                212-572-8961
Anita Larsen
212-572-1118
Mia Carbonell
212-572-7556